October 31, 2007

Via Facsimile No: (202) 772-9369

Ryan Rohn, Staff Accountant

Al Pavot, Staff Accountant

Terence O’Brien, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549-7010

Re:	Form 10-Q for the Quarterly Period Ended November 30, 2006

Filed January 16, 2007

File No. 001-12227

Dear Sirs:

On August 21 and September 17 and 19, 2007, there were conference calls between representatives of the Staffs of the Office of the Chief Accountant and the Division of Corporation Finance of the Securities and Exchange Commission (the Staff) and The Shaw Group Inc. (Shaw). During those conference calls, Shaw informed the Staff of its decision to account for its investment in Westinghouse and the related Put Option Agreements as a single instrument. Shaw agreed to provide the Staff with a written analysis of the basis for that conclusion and to address the accounting for the Commercial Relationship Agreement in light of its conclusion to account for the investment in Westinghouse and the related Put Option Agreements as a single instrument. The purpose of this supplemental letter is to provide the Staff with that written analysis. In this letter, references to “Shaw”, “we”, “us” and “our” mean The Shaw Group Inc.

Please be advised that we are requesting confidential treatment of portions of this letter (the Confidential Portions), included in connection with the Freedom of Information Act, and have filed a separate letter in connection with that request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83 (the Rule). In accordance with the Rule, the Confidential Portions are being submitted to you separately.

Securities and Exchange Commission

October 31, 2007

Rationale for concluding that our Investment in Westinghouse and the related Put Option Agreements should be accounted for as a single instrument

The Put Option Agreements are between our 100% owned subsidiary, Nuclear Energy Holdings LLC (NEH), and Toshiba Corp (Toshiba). Toshiba has no influence over Shaw’s right to exercise the Put Option. As described in Note 2 of our Form 10-Q/A for the quarterly period ended November 30, 2006 (filed on September 28, 2007), the Put Option Agreements provide us the option to sell all or part of our investment in Westinghouse1 to Toshiba for 97 percent of our original Japanese Yen (JPY)-equivalent purchase price (JPY Put Option). Specifically, in Section 2.1 of the JPY Put Option (Exhibits 10.2 and 10.3 of the Form 8-K filed October 18, 2006), it states:

“NEH shall have the right and option to sell to Toshiba or its permitted assignee, and upon the exercise of such right and option Toshiba or its permitted assignee shall have the obligation to purchase from NEH, all of the Shares identified in the Put Exercise Notice.”

The JPY Put Option provides to Shaw a one-time option to sell all or part of its 20% equity interest in Westinghouse to Toshiba during the period from 3.5 years to 6 years (March 31, 2010 through October 6, 2012, including our covenant with the holders of the Bonds to exercise the JPY Put Option at least 160 days prior to the due date of the Bonds, which date is March 15, 2013) following the acquisition for a fixed price in JPY (equivalent to $1.044 billion at October 16, 2006 foreign exchange rates). The JPY Put Option provided the security that allowed our wholly-owned subsidiary, NEH, to issue the Bonds based on Toshiba’s credit, as the bondholders will ultimately look to the assets of NEH—the Investment in Westinghouse—that is supported by the JPY Put Option to Toshiba, for repayment of the Bonds. The Bonds are non-recourse to Shaw. Shaw could allow NEH to default on its requirements to pay interest and principal on the Bonds and allow the bondholders to look to Toshiba for collection with no recourse to Shaw. Any proceeds received from the exercise of the JPY Put Option go directly to the bondholders.

There does not appear to be any specific GAAP that directly addresses the accounting for the JPY Put Option. Therefore, Shaw reviewed certain accounting standards and theories to determine the potential and most appropriate alternatives to account for the JPY Put Option, including Statement 133 Implementation Issue No. K-1: “Miscellaneous: Determining Whether Separate Transactions Should be Viewed As a Unit” and SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. In looking at all of the facts and circumstances related to the JPY Put Option, the following factors led us to conclude that the JPY Put Option is most appropriately considered part of our investment in Westinghouse:

[1]

Two newly-formed holding companies acquired Westinghouse from British Nuclear Fuels plc on October 16, 2006. Shaw’s wholly-owned subsidiary, NEH, owns a 20 percent interest in both holding companies. For simplicity, our investment in the two holding companies is referred to in this letter as our investment in Westinghouse.

Securities and Exchange Commission

October 31, 2007

•	Toshiba and Westinghouse are related parties, since Toshiba controls 77 percent of Westinghouse.
•	The JPY Put Option requires physical delivery of specifically identified shares – those shares purchased by us on October 16, 2006 concurrent with executing the JPY Put Option Agreement with Toshiba.
•

The JPY Put Option also restricts the right to transfer the JPY Put Option (even with Toshiba’s consent) without the shares. We would be required to deliver some or all of our common stock of Westinghouse upon exercise of the JPY Put Option.

We therefore concluded that the JPY Put Option is not a freestanding financial instrument, and we concluded that our investment in Westinghouse/JPY Put Option is one hybrid instrument.

Application of SFAS 133 to the Investment in Westinghouse/Put Option Hybrid Instrument

Next, we sought to determine the accounting for our investment in Westinghouse/JPY Put Option hybrid instrument in accordance with SFAS 133. Our investment in Westinghouse/ JPY Put Option hybrid instrument is not in its entirety a derivative instrument as it required an initial net investment that is not less than the amount that would have been required to acquire the underlying asset (the Investment in Westinghouse with the JPY Put Option).

Contracts that do not in their entirety meet the definition of a derivative instrument may contain embedded derivative instruments. Paragraphs 12-16 of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, provide guidance on which embedded derivatives should be separated from the host contract and accounted for as derivative instruments.

The first step was to determine whether the host contract should be considered a debt or equity instrument under SFAS 133. Per paragraph 60 of SFAS 133:

“If the host contract encompasses a residual interest in an entity, then its economic characteristics and risks should be considered that of an equity instrument and an embedded derivative would need to possess principally equity characteristics (related to the same entity) to be considered clearly and closely related to the host contract.”

We believe the host contract is an equity instrument based on the following indicators. Management intends to hold our investment in the common shares of Westinghouse in order to take advantage of the “nuclear renaissance.” The characteristics of the JPY Put Option are like an economic hedge against the downside if the nuclear renaissance does not take place. We maintain all of the upside potential of owning our investment in Westinghouse.

Securities and Exchange Commission

October 31, 2007

Continuing our analysis of paragraphs 12-16 of SFAS 133, we identified one possible embedded derivative in our investment in Westinghouse – (1) the option to put the Westinghouse common stock to Toshiba for a fixed amount of JPY. We considered whether the embedded JPY Put Option should be further separated into a share-indexed put feature and a foreign currency feature. In other words, should the JPY Put Option be considered a U.S. dollar denominated put option (i.e., a functional currency feature) with an embedded foreign currency forward feature or simply a JPY-denominated put option (only one feature). Based on our previous discussions with you, we believe the “unit of account” to be analyzed under U.S. GAAP is the foreign currency JPY Put Option in its entirety. That is, we believe that the terms of host contract and embedded features are determined once, such that if the JPY Put Option taken as a whole is not determined to require bifurcation, it is unnecessary to proceed further in evaluating whether that non-derivative feature itself contains a derivative feature.

Paragraph 12 of SFAS 133 requires that all three of the following criteria must be met for the possible embedded derivative to be separated from the host contract, as follows:

1.	Possible Derivative: The Option to Put the Westinghouse Common Stock to Toshiba.

“a.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.”

We meet this criterion – Paragraph 61(e) provides that a put option (JPY Put Option) that enables the holder (Shaw) to require the issuer (Toshiba) of an equity instrument (common stock of the holding companies) to reacquire that equity instrument is not clearly and closely related to that equity instrument.

“b.	The contract (the hybrid instrument) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.”

We meet this criterion – Our investment in the common stock of Westinghouse/Put Option hybrid instrument will be accounted for using the equity method of accounting pursuant to the guidance in APB Opinion No. 18, The Equity Method of Accounting for Investments In Common Stock, and therefore it will not be remeasured at fair value with changes in fair value reported in earnings as they occur.

“c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6–11, be a derivative instrument subject to the requirements of this Statement.”

We do not meet this criterion – A put option that requires physical delivery of non-marketable common stock lacks the characteristic of “net settlement.” That is, there is no “net settlement” provision as defined under paragraphs 6(c) and 9 of SFAS 133 since NEH is required to deliver the actual shares to Toshiba when it exercises the

Securities and Exchange Commission

October 31, 2007

Put Option (per Section 2.5(a) of the Put Option) and the shares of the Toshiba Holding Companies (the two legal entities that own Westinghouse) are not marketable securities and are not “readily convertible to cash” as defined in footnote 5 to SFAS 133:

“FAS133, Footnote 5—FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, states that assets that are readily convertible to cash “have (i) interchangeable (fungible) units and (ii) quoted prices available in an active market that can rapidly absorb the quantity held by the entity without significantly affecting the price” (paragraph 83(a)). For contracts that involve multiple deliveries of the asset, the phrase in an active market that can rapidly absorb the quantity held by the entity should be applied separately to the expected quantity in each delivery.”

Finally, per Article 7 of the Shareholders Agreement, “no Shareholder shall Transfer any of its Shares prior to October 1, 2012, except for Permitted Transfers.” Permitted Transfers are defined in Section 7.02 and only include transfers of all of a Shareholder’s shares to one of its own Affiliates and transfers from Shaw to Toshiba if Shaw exercises its JPY Put Option. Thus, there is no sale mechanism outside of delivering the shares to Toshiba.

Accordingly, we concluded that the option to put our investment in Westinghouse to Toshiba should not be separated for accounting purposes from the host contract (the investment in Westinghouse/JPY Put Option) under SFAS 133.

Accounting for the Single Hybrid Instrument Subsequent to Acquisition

The substance of the single hybrid instrument is an investment in Westinghouse common stock that includes a complex sharing agreement for profits and losses from Westinghouse between Shaw and Toshiba. We concluded that the equity method is the most appropriate method of accounting for this investment transaction. Consistent with our prior conclusion about the applicability of the equity method of accounting for our investment in Westinghouse, we will periodically assess the investment for impairment using the “other-than-temporary” impairment standard in APB Opinion 18.

Accounting for the Commercial Relationship Agreement (CRA)

In light of the Staff’s comments, we have also re-evaluated our initial accounting for the CRA. Please see Exhibit I for our detailed analysis. We have concluded that, for accounting purposes, no value should be allocated to the CRA and that the CRA should not be recognized as a separate asset.

Securities and Exchange Commission

October 31, 2007

The Shaw Group Inc. acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the Form 10-Q filing;

•	Staff comments or changes to disclosure in response to Staff comments do not preclude the SEC from taking any action with respect to the Form 10-Q filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 225-932-5800. Thank you for your consideration of this matter.

Very truly yours,

/s/ Brian K. Ferraioli

Brian K. Ferraioli

Executive Vice President and Chief Financial Officer

cc:	J.M. Bernhard, Jr.

Cliff Rankin

Mike Lucki, Ernst & Young LLP

Dennis Whalen, KPMG LLP

David Oelman, Vinson & Elkins LLP

FOIA Confidential Treatment

Requested by The Shaw Group Inc.

EXHIBIT I

Accounting for the Commercial Relationship Agreement (CRA)

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[* * *] Designates one (1) paragraph of information redacted pursuant to a confidential treatment request by The Shaw Group Inc. Redacted information has been submitted separately to the Securities and Exchange Commission.

BTR 2129